SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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In the Matter of
                                                CERTIFICATE
New Century Energies, Inc.
                                                          OF
File No. 70-9007
                                                NOTIFICATION
(Public Utility Holding Company
Act of 1935)

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      This Certificate of Notification is filed by New Century Energies, Inc.
("NCE"), a Delaware corporation, pursuant to Rule 24. Such filing is made pursuant to NCE's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the orders of the Securities and Exchange Commission (the "Commission") dated August 1, 1997 (HCAR No. 26750) (the "Order") and May 14, 1998 (HCAR No. 26872) in the above-referenced file. The Order directed that NCE file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. As such, this certificate reports transactions from January 1, 1999 through March 31, 1999 (the "First Quarter").

a.) The sale of any Common Stock by NCE and the purchase price per share and the market price per share at the date of the agreement of sale.
      None.

b.) The total number of shares of Common Stock issued or issuable under options granted during the quarter under NCE's dividend reinvestment plan and benefit plans.
      NCE issued 225,382 shares under its dividend reinvestment plan and 208,828 shares under its employee benefit plans.

c.) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to acquirer.
      None.

d.) The names of the guarantors and of the beneficiaries of any NCE or Subsidiary Guarantee issued during the quarter, and the amount, term and purpose of the guarantee.
      The following guarantees were issued during the First Quarter of 1999.

Guarantor     Benefiting          Amount      Matures     Purpose
              Subsidiary
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NCE           e prime, inc.       $1,000,000  Continuing  Energy purchases
                                                          and financial
                                                          contracts
NCE           e prime, inc.       $3,000,000  Continuing  Energy purchases
                                                          and financial
                                                          contracts
NCE           e prime, inc.       $2,000,000  Continuing  Energy purchases
                                                          financial contracts
NCE           e prime, inc.       $1,000,000  Continuing  Energy purchases
                                                          and financial
                                                          contracts
NCE           e prime, inc.       $  100,000  Continuing  Energy purchases
                                                          and financial
                                                          contracts
NCE           e prime, inc.       $  700,000  Continuing  Energy purchases
                                                          and financial
                                                          contracts
NCE           e prime, inc.       $  500,000  10/31/99    Energy purchases
                                                          and financial
                                                          contracts
NCE           e prime, inc.       $  100,000  11/30/99    Energy purchases
                                                          and financial
                                                          contracts
NCE           e prime, inc.       $1,000,000  10/31/99    Energy purchases
                                                          and financial
                                                          contracts
NCE           e prime, inc.       $  500,000  Continuing  Energy purchases
                                                          and financial
                                                          contracts
NCE           Young Gas Storage   $3,000,000  3/26/01     Mitigation of Natural
              Company                                     Gas Migration
NCE           Young Gas Storage   $  500,000  3/31/14     Expenses relating
              Company                                     to title guarantee

e.) The amount and terms of any Short Term Debt issued by NCE and the Utility Subsidiaries during the Quarter.

      NCE borrows and repays short-term debt on an on-going basis. As of March 31, 1999 NCE had $69,500,000 in short-term debt outstanding at a cost of 5.12% and maturities ranging from April 1, 1999 to April 23,1999

f.) The amount and terms of any financings consummated by any Utility Subsidiaries that are not exempt under rule 52.

      On an on-going basis Cheyenne Light Fuel and Power Company (Cheyenne) borrows and repays short-term debt to NCE. As of March 31, 1999, Cheyenne had $17,225,000 in short-term debt outstanding at a cost of 4.98%.


g.) The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under rule 52.

      1.) Certain inter-company notes are issued and repaid on an on-going basis. As of March 31, 1999 the following such inter-company notes were outstanding:

                                            Amount                  Interest
Lender              Borrower                Outstanding  Maturity   Rate
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NC Enterprises,     e prime, inc.           $15,400,000  Open       4.98%
Inc.

NCE                 New Century Services,   $34,375,000  Open       4.98%
                    Inc.

NCE                 New Century             $44,430,000  Open       4.98%
                    Enterprises, Inc.

e prime, inc.       Texas-Ohio Gas, Inc     $18,630,000  Open       4.98%

NC Enterprises,     Natural Fuels           $ 2,300,000  Open       4.98%
Inc.                Corporation

NCE                 Planergy                $ 4,631,500  Open       4.98%

      2.) NCE issued on March 26,1999 on behalf of Young Gas Company a Letter of Credit in the amount of $830,720.

h.) A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing.

    Filing Entity            Date Filed            Securities Issued
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Public Service Company of    February 8, 1999      Public Service Company of
Colorado                                           Colorado Promissory Note for
                                                   Pollution Control Revenue
                                                   Bonds

Southwestern Public          March 4, 1999         Promissory Note pursuant to a
Service Company                                    credit agreement

Southwestern Public
Service Company              March 2, 1999         Unsecured Notes

i.) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including NCE, that has engaged in jurisdictional financing transactions during the quarter.

      The quarterly consolidated balance sheet of NCE as of March 31, 1999 is incorporated by reference. Such balance sheet was filed with NCE's Form 10-Q for March 31, 1999 (file number 70-9007).

      The following balance sheets as of March 31, 1999 are attached as:

Exhibit 1   Cheyenne Light Fuel and Power Company
Exhibit 2   New Century Services, Inc.
Exhibit 3   New Century Enterprises, Inc. and Subsidiaries
Exhibit 4 New Century Enterprises, Inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 5 Balance Sheet of Natural Fuels Corporation filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 6 Balance Sheet of e prime, inc. and subsidiaries filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 7 Balance Sheet of e prime, inc. - Stand Alone filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 8 Balance Sheet of Texas-Ohio Gas, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 9 Balance Sheet of Planergy, Inc. filed under confidential treatment pursuant to Rule 104 (b).
Exhibit 10 Balance Sheet of Young Gas Storage Company filed under confidential treatment pursuant to Rule 104 (b).



                                          New Century Energies, Inc.


      Dated:  March 31, 1999              By: __________________
                                              Nancy E. Felker
                                              Assistant Treasurer